SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/DCGG Quitanda St., nr 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-5641 Extract from DEL-181/2022 and DEL- 196/2022 RCA 961, of 12.16.2022

CERTIFICATE

MINUTES OF THE 961st MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/ME No. 00001180/0001-26

On the 16th (sixteenth) day of December of the year two thousand and twenty-two, at 08H00 a.m, the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company"), with headquarters located at Quitanda street, nº 196, 25th floor, Centro, Rio de Janeiro - RJ, installed its 961st meeting, with a record of the closing of the work at 06H00 p.m of the same day. The call notice was made by the Chairman of the Board of Directors, by electronic correspondence, on the 8th (eitghth) day of December of the year two thousand and twenty-two, under the terms of the collegiate Bylaws. Director IVAN DE SOUZA MONTEIRO took over the chairmanship of the proceedings. The Directors VICENTE FALCONI CAMPOS, DANIEL ALVES FERREIRA, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, FELIPE VILLELA DIAS and CARLOS EDUARDO RODRIGUES PEREIRA participated in the meeting. The Director PEDRO BATISTA DE LIMA FILHO was justifiably absent.

Deliberation: DEL- 196/2022. (i) Approval of the 1st (first) issue (“Issue”) of book-entry commercial notes, in a single series, of the Company, in the amount of R$6,000,000,000.00 (six billion reais) (“Commercial Notes”), to be distributed through a public distribution offer with restricted efforts, pursuant to Law No. 6,385, of December 7, 1976, as amended (“Securities Market Law”), CVM Instruction No. 476, of January 16, 2009, as amended (“CVM Instruction 476”), and the other applicable legal and regulatory provisions, under the firm placement guarantee regime (“Offer”), as well as its terms and conditions, as provided for in articles 45 and following of Law No. 14.195, of August 26, 2021 (“Law 14.195”), in article 289 of Law No. 6.404, of December 15, 1976, as in force (“Brazilian Corporation Law”), and in [article 31, X], of the Company's Bylaws; (ii) approval of the instruments necessary to carry out the Issue and the Offer, including, but not limited to: (a) “Term Issuance of the 1st Issue of Commercial Notes, in a Single Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S.A. – ELETROBRAS" ("Issue Term"), as well as any amendments that may be necessary, and (b) Distribution Agreement (as defined below) and any amendments that may be necessary; (iii) delegation of powers to the Company's Executive Board to perform all acts and sign all documents necessary to carry out the Issue and the Offer; and (iv) the ratification of all acts already practiced by the Company's Executive Board, for the execution of the resolutions provided herein, including, but not limited to, the hiring of the financial institutions that are part of the securities distribution system responsible for placing the Commercial Notes within the scope of the Offer (“Coordinators” and one of them being the Lead Coordinator), and of the other service providers for the purposes of the Offer, such as the fiduciary agent (“Trustee”), representing the communion of the holders of the Commercial Notes, the bookkeeper, the settlement agent, the rating agency risk to the Commercial Notes, B3 (“B3” refers to B3 S.A. – Brasil, Bolsa, Balcão or B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3, as applicable), legal advisors, among others.

Decision: The items (i), (ii), (iii) and (iv) of DEL- 196/2022 were approved by the unanimous vote of the attending Directors, and the Issuance and Offering were approved, which will have the following main characteristics and conditions, which will be detailed and regulated through the Issue Term: (a) Allocation of Resources: The net proceeds obtained by the Company from the Issuance of Commercial Notes will be used to reinforce cash and refinance liabilities of the Company and/or its subsidiaries. (b) Issue Number: The Issue object of the Issue Agreement constitutes the 1st (first) issue of Commercial Notes of the Company. (c) Total Issue Amount: The total Issue amount is R$6,000,000,000.00 (six billion reais) ("Total Issue Amount"), on the Issue Date (as defined below). (d) Par Value: The unit face value of the Commercial Notes will be

CA/DCGG Quitanda St., nr 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-5641 Extract from DEL-181/2022 and DEL- 196/2022 RCA 961, of 12.16.2022

R$1,000.00 (one thousand reais) on the Issue Date (“Unit Face Value”). (e) Number of Commercial Notes: Six million (6,000,000) Commercial Notes shall be issued. (f) Number of Series: The Issuance will be carried out in a single series. (g) Type, Form and Proof of Ownership: The Commercial Notes shall be issued in book-entry form, without issuance of cautions or certificates, and, for all legal purposes, the ownership of the Commercial Notes shall be evidenced by the statement issued by the bookkeeper and, additionally, with respect to the Commercial Notes that are electronically held in custody at B3, as the case may be, shall be issued by this statement on behalf of the holder of the Commercial Notes, which shall serve as proof of ownership of such Commercial Notes. (h) Placement and Distribution Procedure: The Commercial Notes will be the object of the Offer under the firm placement guarantee regime for the Total Issue Value, within the scope of the Offer, with the intermediation of the Coordinators, responsible for the placement of the Commercial Notes, under the terms of the "Coordination and Public Distribution Agreement with Restricted Efforts, under the Firm Placement Guarantee Regime, of Bookkeeping Commercial Notes, in a Single Series, of the 1st (First Issue) of Centrais Elétricas Brasileiras S.A. - ELETROBRAS", to be entered into between the Company and the Coordinators ("Distribution Agreement"). The distribution plan of the Commercial Notes will follow the procedure described in CVM Instruction 476, as provided for in the Distribution Agreement and the Issue Term. (i) Place of Issue: For all legal purposes and effects, the place of issue of the Commercial Notes shall be the city of Rio de Janeiro, State of Rio de Janeiro. (j) Date of Issue: For all legal purposes and effects, the date of issue of the Commercial Notes shall be December 20, 2022 (“Issue Date”). (k) Term and Maturity Date: Except in the event of early settlement of the Commercial Notes due to the Optional Early Redemption (as defined below), the Early Redemption Offer (as defined below) and the Mandatory Redemption Offer, with the consequent redemption of all the Commercial Notes or the early maturity of the obligations arising from the Commercial Notes, under the terms provided for in the Issue Term, the Commercial Notes will have a maturity of 548 (five hundred and forty-eight) days from the Issue Date, maturing, therefore, on June 20, 2024 (“Maturity Date”). (l) Payment of the Par Value Unit: Except in the event of early settlement of the Commercial Notes due to the Optional Early Redemption, the early redemption of all Commercial Notes, resulting from the Early Redemption Offer or the Mandatory Redemption Offer, or the Optional Extraordinary Amortization, or the early maturity of the obligations arising from the Commercial Notes, under the terms set forth in the Issue Term, the Unit Face Value or balance of the Unit Face Value of the Commercial Notes, as the case may be, will be paid in full, in a single act, on the Maturity Date. (m) Monetary Adjustment of the Commercial Notes: The Unit Face Value or balance of the Unit Face Value of the Commercial Notes will not be monetarily restated. (n) Remuneration of the Commercial Notes: On the Nominal Unit Value or balance of the Nominal Unit Value of the Commercial Notes, remuneration interest corresponding to 100% (one hundred percent) of the accumulated variation of the average daily rates of the DI – Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3, in the daily newsletter available on its website (http://www.b3.com.br), plus an exponential surcharge equivalent to 1.35% (one whole and thirty-five hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration"). The Remuneration will be calculated exponentially and cumulatively pro rata temporis for Business Days elapsed, levied on the Unit Face Value or balance of the Unit Face Value of the Commercial Notes, from the Date of First Payment, or Payment Date of the Remuneration immediately prior to (including) the Payment Date of the Remuneration in question (exclusive), payment date for early maturity as a result of an Event of Default (as defined below) or on the date of an eventual Optional Early Redemption, Optional Extraordinary Amortization, Early Redemption Offer or Mandatory Redemption Offer, whichever occurs first. The Remuneration will be calculated according to the formula provided for in the Issue Term. (o) Remuneration Payment Frequency: Except in the event of early settlement of the Commercial Notes due to the Optional Early Redemption, the early redemption of all Commercial Notes arising from the Early Redemption Offer or the Mandatory Redemption Offer or, also, the

CA/DCGG Quitanda St., nr 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-5641 Extract from DEL-181/2022 and DEL- 196/2022 RCA 961, of 12.16.2022 early maturity of the obligations arising from the Commercial Notes, the Remuneration of the Commercial Notes will be paid semi-annually, from the Issue Date, the first payment being due on June 20, 2023, and the other payments always due on June 20 and December of each year, until the Maturity Date of the Commercial Notes (“Remuneration Payment Date”). (p) Term and Form of Subscription and Payment: The Commercial Notes will be subscribed and paid in cash, in national currency, at the time of subscription, during the term of distribution of the Commercial Notes in the form of articles 7-A and 8 of CVM Instruction 476, in accordance with the settlement rules applicable to B3, at their Par Value on the Date of First Payment (as defined below). If the Commercial Notes are subscribed and paid on more than one date, the payment price for the Commercial Notes that were paid after the First Payment Date will be the Nominal Unit Value, plus Remuneration, calculated pro rata temporis from the First Payment Date (inclusive) to the date of its effective payment (exclusive) ("Payment Price"). For the purposes of the Issue Certificate, “First Payment Date” means the date of the first subscription and payment of the Commercial Notes. The Payment Price may be increased by goodwill or discount on the date of payment, provided that they are offered on equal terms to investors who pay on the same date, subject to the provisions in this regard in the Distribution Agreement. (q) Optional Early Redemption: The Company may, at its sole discretion, as of June 20, 2023, carry out the full optional early redemption of the Commercial Notes (“Optional Early Redemption”), without the need for any additional approval by the holders of the Commercial Notes, who are already aware of the possibility of carrying out the Optional Early Redemption, under the terms provided for in the Issue Term. At the time of the Optional Early Redemption, the amount due by the Company will be equivalent to (i) the Unit Face Value or balance of the Unit Face Value of the Commercial Notes to be redeemed, plus (ii) the Remuneration, calculated pro rata temporis from the Date of First Payment or the Payment Date of the immediately preceding Remuneration, as the case may be, until the date of the effective Optional Early Redemption, levied on the Unit Face Value or balance of the Unit Face Value of the Commercial Notes; (iii) other charges due and not paid until the date of the Optional Early Redemption, as applicable (the sum of items “(i)” and “(ii)”, “Optional Early Redemption Amount”); and (iv) flat redemption premium levied on the Optional Early Redemption Amount, corresponding to 0.20% (twenty hundredths percent), calculated according to the formula provided for in the Issue Term. Partial optional early redemption of Commercial Notes will not be allowed. The Optional Early Redemption will occur according to the procedure provided for in the Issue Term. (r) Early Redemption Offer: The Company may, at its sole discretion, at any time, make an offer of early redemption of the Commercial Notes, with the consequent cancellation of the Commercial Notes, addressed to all holders of the Commercial Notes, and all holders of the Commercial Notes are assured equal conditions to accept the redemption of the Commercial Notes held by them (“Early Redemption Offer”). The Early Redemption Offer will occur according to the procedure provided for in the Issue Term. Optional Acquisition: The Commercial Notes may be acquired by the Company, in the secondary market, subject to the acceptance of the respective seller of Commercial Notes, subject to the applicable rules. The Commercial Notes that may be acquired under the terms of the Issue Agreement may: (i) be canceled; (ii) remain in the Company's treasury; or (iii) be placed back on the market, subject to the restrictions imposed by CVM Instruction 476. The Commercial Notes acquired by the Company to remain in treasury under the terms of the Issue Term, if and when placed on the market, will be entitled to the same Remuneration amounts as the other Commercial Notes. (t) Optional Extraordinary Amortization: The Company may carry out, at its sole discretion, as of June 20, 2023, the optional extraordinary amortization of the Commercial Notes ("Optional Extraordinary Amortization"), subject to the terms and conditions set forth in the Issue Term. At the time of the Optional Extraordinary Amortization, the amount due by the Company will be equivalent to (i) the portion of the Unit Face Value or the balance of the Unit Face Value of the Commercial Notes to be amortized (subject to the limit established in the Issue Term), plus (ii) the Remuneration, calculated pro rata temporis from the Date of First Payment or the Payment Date of the previous Remuneration, as the case may be, until the date of the effective Optional Extraordinary Amortization, levied on the

CA/DCGG Quitanda St., nr 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-5641 Extract from DEL-181/2022 and DEL- 196/2022 RCA 961, of 12.16.2022 portion of the Unit Face Value or the balance of the Unit Face Value of the Commercial Notes; (iii) other charges due and not paid until the date of the Optional Extraordinary Amortization, as applicable (the sum of items “(i)” and “(ii)”, “Optional Extraordinary Amortization Value”); and (iv) flat redemption premium levied on the Optional Extraordinary Amortization Value, corresponding to 0.20% (twenty hundredths percent), calculated according to the formula provided for in the Issue Term. (u) Mandatory Redemption Offer: Mandatory. In the event of a Risk Change Event (as defined below) as a result of an Original Control Acquisition (as defined below), within the Original Control Acquisition Period (as defined below) and/or after the conclusion of the Original Control Acquisition (without the Risk Change Event being cured until the end of the Original Control Acquisition Period), the Company undertakes to carry out an Early Redemption Offer, under the terms of the Early Redemption Offer, and the early redemption value of the Commercial Notes subject to such Early Redemption Offer shall be equivalent to the Unit Face Value or balance of the Unit Face Value of the Commercial Notes, plus the Remuneration due until the redemption date (exclusive) (together, the “Mandatory Redemption Offer” and “Redemption Obligation”, respectively). For the purposes of the Mandatory Redemption Offer: "Original Acquisition of Control" means an acquisition originating from the direct or indirect shareholding control of the Company, and the Company will have a shareholder or group of controlling shareholders defined, having "control" the meaning attributed to it under the terms of article 116 of the Brazilian Corporation Law, observing that it will not be considered an Original Acquisition of Control for the purposes of the Redemption Obligation, if the risk rating of the Issue remains equal to AAA, observing the obligation to prepare the Rating Report – Acquisition of Control (as defined in the Issue Certificate); “Risk Change Event” will be considered as occurring in relation to an Original Acquisition of Control: (i) during the Change of Control Period; or (ii) after the conclusion of the Original Acquisition of Control; in both cases if the risk rating of the Commercial Notes, assigned by the risk rating agency, is withdrawn or reduced in one or more categories by the risk rating agency, with respect to the risk classification initially obtained, and such withdrawal or reduction does not expressly arise from a factor other than the Original Acquisition of Control; “Original Acquisition of Control Period” means the period beginning on the date (“Announcement Date”) that occurs first between (i) the first public announcement by or on behalf of the Company, by any bidder, or by any appointed advisor, on the Original Acquisition of Control; or (ii) the date of the first Potential Acquisition of Control Announcement, and ending 90 (ninety) days after the Announcement Date, provided that if the Risk Rating Agency publicly announces, at any time during the period, that it has placed its risk rating of the Commercial Notes under full or partial review due to the public announcement of Original Acquisition of Control or Announcement of Potential Acquisition of Control, the Original Acquisition of Control Period shall be extended to the date that corresponds to 60 (sixty) days after the date on which the Classification Agency of Risk designates a new risk rating or reaffirms the existing rating; and “Announcement of Potential Acquisition of Control” means any public announcement or statement of the Company, of any potential bidder or not, or any appointed advisor, relating to a potential Acquisition of Control in the short term (provided that the short term shall be understood as (i) a potential Acquisition of Control reasonably likely, or, alternatively, (ii) a public statement of the Company, any potential bidder or not or any appointed advisor, to the effect that there is an intention that such Acquisition of Control will occur within 180 (one hundred and eighty) days from the date of announcement of such statement). (v) Place of Payment: The payments to which the Commercial Notes are entitled will be made by the Company using, as the case may be: (i) the procedures adopted by B3, for the Commercial Notes electronically held in custody at B3; or (ii) the procedures adopted by the settlement agent, for the Commercial Notes that may not be electronically held in custody at B3, or, as the case may be, by the financial institution contracted for this purpose, or at the Company's headquarters, if applicable. (w) Moratorium Charges: Without prejudice to the Remuneration and the provisions of the Issue Term, in the event of a delay attributable to the Company in the payment of any amount due to the holders of Commercial Notes, the amount in arrears will be subject, regardless of notice, interpellation or judicial or extrajudicial notification, to: (i) a conventional, irreducible and non-

CA/DCGG Quitanda St., nr 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-5641 Extract from DEL-181/2022 and DEL- 196/2022 RCA 961, of 12.16.2022 compensatory moratorium fine of 2% (two percent) on the amount due and unpaid; and (ii) default interest calculated pro rata temporis from the date of default until the date of actual payment, at the rate of 1% (one percent) per month on the amount due and unpaid ("Moratorium Charges"). (x) Early Maturity: Subject to the provisions of the Issue Agreement, the Trustee shall declare in advance that all obligations arising from the Commercial Notes have expired and require the immediate payment, by the Company, to the holders of the Commercial Notes, of the Nominal Unit Value or balance of the Nominal Unit Value of the Commercial Notes, plus the Remuneration due, calculated pro rata temporis from the Date of First Payment or the last Payment Date of the Remuneration, as the case may be, and the Late Payment Charges and fines, if any, levied until the date of their effective payment, in the event of any of the situations provided for in the Issue Agreement, respecting the respective terms of cure, if any (each of these events, an “Event of Default”). (y) Deposit for Distribution and Trading: The Commercial Notes will be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module (“MDA”), managed and operated by B3, and the distribution will be settled financially through B3; and (ii) trading in the secondary market, through CETIP21 – Securities (“CETIP21”), managed and operated by B3, and the negotiations will be settled financially and the Commercial Notes will be electronically held in custody at B3. (z) Other characteristics: The other characteristics of the Commercial Notes, the Issue and the Offer will be described in the Issue Certificate, in the Distribution Agreement and in the other documents pertinent to the Offer and the Issue.

Deliberation: DEL-181/2022. (i) Approve the proposal for the uncrossing of equity interests between Eletrobras and Neoenergia, in the exchange format without turn, involving the Specific Participation Companies (SPEs): Energética Águas da Pedra S.A. (EAPSA), Teles Pires Participações S.A. (TPP), Companhia Hidrelétrica Teles Pires (CHTP) and Baguari I Geração de Energia Elétrica S.A. (Baguari I) and residual shareholdings in the companies Neoenergia Afluente T, Neoenergia Coelba and Neoenergia Cosern, comprising the following operations: a) Acquisition by Eletronorte, via Purchase and Sale Agreement and Other Agreements, of the 24.5% stake of Chesf in EAPSA, plus its shareholdings in the companies Neoenergia Afluente T, Neoenergia Coelba and Neoenergia Cosern; b) Acquisition by Eletronorte, via Purchase and Sale Agreement and Other Agreement, of the interests held by Furnas and CGT Eletrosul in the companies Neoenergia Afluente T, Neoenergia Coelba and Neoenergia Cosern; and c) Signing of a Share Exchange and Other Agreements, without turn, between Eletronorte and Neoenergia, with the support of the necessary intervenients so that: c.1) Eletronorte transfers to Neoenergia the shares held in the EAPSA companies (49% ), tributary T, Coelba and Cosern; and c.2) Neoenergia transfers to Eletronorte the shares held in the companies TPP (50.56%), CHTP (0.90%) and Baguari I (100%); (ii) determine that CGT Eletrosul and Furnas do not exercise their respective preemptive rights in Teles Pires Participações S.A. and Baguari I Geração de Energia Elétrica S.A., when applicable; and (iii) determine that the Equity Management Department – PREG, the Financial and Investor Relations Department – DF, the Legal Department – DJ, the Governance Secretariat – DCGG and the Executive Secretariat – DCGS, each in its own scope of action, the measures necessary to comply with this Resolution.

Decision: The items (i), (ii) and (iii) of DEL- 181/2022 were approved by the unanimous vote of the attending Directors.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business to discuss on DEL- 196/2022 and DEL- 181/2022, the Chairman IVAN DE SOUZA MONTEIRO closed the related proceedings and ordered the Secretary of Governance of the Board to draw up this Certificate, which, after being read and approved, is signed by the Chairman of the Board of Directors. The other resolutions made at this

CA/DCGG Quitanda St., nr 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-5641 Extract from DEL-181/2022 and DEL- 196/2022 RCA 961, of 12.16.2022 meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “head provision" of article 155 of Law no. 6.404/76 and is therefore not within the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present: Chairman IVAN DE SOUZA MONTEIRO; Directors VICENTE FALCONI CAMPOS, DANIEL ALVES FERREIRA, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, FELIPE VILLELA DIAS and CARLOS EDUARDO RODRIGUES PEREIRA; Governance Officer BRUNO KLAPPER LOPES; Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR

Rio de Janeiro, December 16th, 2022.

_________________________________

Ivan de Souza Monteiro

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.